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                             July 13, 2022

       Stephen A. Vintz
       Chief Financial Officer
       Tenable Holdings, Inc.
       6100 Merriweather Drive
       Columbia, MD 21044

                                                        Re: Tenable Holdings,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 8-K furnished
April 26, 2022
                                                            File No. 001-38600

       Dear Mr. Vintz:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 44

   1. We note your disclosure regarding recurring revenues. Please tell us, and in future filings disclose, whether you
include subscription software license revenues that are recognized upon delivery within
your measure of recurring revenue. Also, tell us the amount of such subscription software
revenues recognized for each period presented.
 Stephen A. Vintz
FirstName  LastNameStephen A. Vintz
Tenable Holdings, Inc.
Comapany
July       NameTenable Holdings, Inc.
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName
Factors Affecting Our Performance, page 45

2. We note that evaluate your ability to expand sales with existing customers by assessing your dollar-based net expansion rate on a last twelve months basis and that such rate exceeded 110% for fiscal 2021. Please tell us, and in future filings disclose, the specific percentage of the dollar-based net expansion rate for each period presented. Also, tell us and disclose whether software license revenues, which are recognized upon delivery and included within subscription revenues, are included in the calculation of annual recurring revenue (ARR). Lastly, tell us and disclose the percentage of ARR related to multi-year sales for each period presented to provide further context to your disclosure of the alternative dollar-based net expansion rate. Refer to Item 303(a) of
         Regulation S-K and SEC Release No. 33-10751.
Key Operating and Financial Metrics
Free Cash Flow and Unlevered Free Cash Flow, page 48

3. We note that your non-GAAP liquidity measure of unlevered free cash flow includes an adjustment for cash interest paid. Please revise to remove this adjustment as charges that require cash settlement cannot be excluded from a non-GAAP liquidity measure in a filed document. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.
Results of Operations, page 55

4. Please tell us and in future filings revise to include a discussion regarding the various factors that contributed to your revenue growth. At a minimum, address in quantified terms the increase in revenue from new versus existing customers. Refer to Item 303(a)
         of Regulation S-K.
5. We note your discussion of interest (expense) income, net and (benefit) provision for income taxes on pages 53 and 54 qualitatively discuss multiple factors that impacted these line items, however, you do not include a further discussion of such changes within
         Results of Operations. In future filings, when there are material changes to a line item, please describe the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of
         Regulation S-K.
Form 8-K furnished April 26, 2022

Exhibit 99.1
Non-GAAP Financial Measures and Other Key Metrics, page 3

6. You state that you believe your non-GAAP measure of unlevered free cash flow is useful as a liquidity measure since it measures the cash that is available to invest in your business and meet your current and future financing needs. To the extent you continue to provide this measure in any future filings furnished with the Commission, please revise to avoid
 Stephen A. Vintz
Tenable Holdings, Inc.
July 13, 2022
Page 3
         implying that such measure represents the residual cash flow available for discretionary expenditures, since there are non-discretionary expenditures that are not deducted from the measure. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure
         Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameStephen A. Vintz                            Sincerely,
Comapany NameTenable Holdings, Inc.
                                                              Division of
Corporation Finance
July 13, 2022 Page 3                                          Office of
Technology
FirstName LastName